CONSOL Energy, Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

May 31, 2007

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 29, 2007. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in footnotes which are not significant to the overall financial statements, the Company respectfully requests the suggested changes in your letters dated April 24, 2007 and May 29, 2007 be reported on a prospective basis.

Report of Independent Registered Public Accounting Firm, page 92

1. We note your response to comment three of our letter dated April 24, 2007. Your index to consolidated financial statements includes a list of financial statements that have similar but not exact references as the financial statements opined on by your auditors and included in the audit opinion. For example, the audit opinion references the financial position of CONSOL Energy and the results of their operations while the index to consolidated financial statements references the consolidated balance sheet and consolidated statement of income. Please clarify which financial statements have been opined on by your auditors.

Company Response:

CONSOL Energy auditors have opined on the Consolidated Statement of Income (results of operations), the Consolidated Balance Sheet (Financial Position), the Consolidated Statement of Stockholders’ Equity and the Consolidated Cash Flow statements. Prospectively, we will revise the index and the audit opinion to include the exact same references.

Note 1. Significant Accounting Policies, page 98

Property, Plant and Equipment, page 99

2. We note your definition of “Exploration costs” does not include the costs of drilling and studies incurred during the development or production stage of a project for the purpose of upgrading mineral resources to reserves. Please explain why you believe these costs are not exploration costs if that is your view.

Company Response:

Generally, CONSOL Energy completes drilling and studies for purposes of upgrading mineral resources to reserves within a mine area prior to beginning the development phase. If CONSOL Energy were to incur costs to drill and complete studies for purposes of upgrading mineral resources to reserves within an active mine area, these costs would be expensed as incurred as exploration costs. We will change our definition of exploration costs to include the following underlined words:

Exploration costs are those incurred to ascertain the existence, location, extent or quality of ore or minerals before the beginning of the development stage of the mine or deposit. Exploration costs generally include the cost of maps, aerial photographs and surveying, core drilling, depreciation, repair and maintenance of equipment used in exploration, core analysis and testing, fuel and supplies, purchased services directly attributable to exploration, damages, and exploration permits. Wages and salaries, employee benefits, payroll taxes, workers’ compensation, and travel expenses of personnel assigned directly to exploration activities are also included in exploration costs. Exploration costs also include costs to drill and complete studies for purposes of upgrading mineral resources to reserves within an active mine area and beyond the boundaries of current resource tonnage. Exploration expenditures do not include land acquisition costs, property taxes applicable to owned or leased properties and other expenses incurred in maintenance of property acquired.

3. Please also clarify for us and in your document your accounting treatment of drilling and study costs incurred in areas otherwise referred to as the exploration potential that exists beyond the boundaries of drill indicated inferred resources within a concession.

Company Response:

CONSOL Energy has not incurred drilling and study costs beyond the boundaries of existing resources in the recent past. When drilling and study costs are incurred in hypothetical or speculative resources beyond the boundaries of drill indicated resources they will be expensed as incurred.

4. We note your response to comment 12 of our letter dated April 12, 2007. Please clarify why the coal segment business units included in the other coal segment do not meet the aggregation criteria.

Company Response:

CONSOL Energy’s aggregation evaluation is based on individual mine operating segments economic criteria (selling price) and the geographic location and type of coal reserves (Northern Appalachia and Central Appalachia/steam or metallurgical). Mines located in the same geographical location that produce the same type of coal and have realization rates within 10% of the average for all applicable mines were aggregated in accordance with SFAS 131 paragraph 17. The mines within each aggregated group are similar in the nature of the product produced, the nature of the production process, the type of customer, the method used to distribute its product and the nature of the regulatory environment. Mines that did not have similar economic characteristics, the realization rate per ton did not fall within a range of 10% of average, are grouped within the Other Coal Category. None of the mines grouped in the Other Coal category meet the quantitative thresholds described in SFAS 131 paragraph 18.

Also, business units specifically applicable to supporting the coal operation activities but not allocated to individual mines are also grouped in Other Coal. These units include purchased coal activities and idle mine cost, as well as various other activities assigned to coal operations but not allocated to individual mines. These units do meet the quantitative thresholds as described in SFAS 131 paragraph 18.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

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